MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)
ITEM 1 Reporting Issuer
Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6
(the “Company”)
ITEM 2 Date of Material Change
March 1, 2006
ITEM 3 Press Release
A press release was dissem inated on March 1, 2006 through various approved media, and was filed through the SEDAR system on March 1, 2006.
ITEM 4 Summary of Material Change
Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) and Hecla Mining Company (HL: NYSE) have modified the 2002 Earn-in Agreement to the Hollister Development Block (HDB) gold exploration project in Nevada and consequently the parties have agreed to dismiss all litigation immediately.
ITEM 5 Full Description of Material Change
See attached news release.
ITEM 6 Reliance on section 85 (2) of the Act
Not applicable
ITEM 7 Omitted Information
Not applicable
ITEM 8 Senior Officers
Senior officer of the reporting issuer who is knowledgeable about the material change:
Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092
ITEM 9 Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.
DATED at Vancouver, British Columbia, this 1st day of March 2006

/s/ Jeffrey R. Mason

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Great Basin Gold Ltd.
1020 · 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 · 6365
Fax 604 684 · 8092
Toll Free 1 800 667 · 2114
www.greatbasingold.com
HECLA AND GREAT BASIN GOLD
MODIFY HOLLISTER EARN-IN AGREEMENT; DISMISS LITIGATION
March 1, 2006, Vancouver, BC – Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) and Hecla Mining Company (HL: NYSE) have modified the 2002 Earn-in Agreement to the Hollister Development Block (HDB) gold exploration project in Nevada and consequently the parties have agreed to dismiss all litigation immediately.
Hecla Mining Company (Hecla) President and Chief Executive Officer Phillips S. Baker, Jr., said, “Great Basin Gold and Hecla have modified the Earn-in Agreement to reflect changing conditions at the project and markets in general, primarily by revising certain deadlines or milestones in the original Earn-in Agreement and funding commitments by Hecla. We’re more optimistic than ever that this Project can be very successful and profitable for both of us. The underground exploration drift has intersected the vein structures, underground drilling platforms have been constructed and the drill rigs are now turning. The drill holes will be short, closely-spaced holes, less than 700 feet in length, aimed at upgrading the resource previously identified by Great Basin Gold and converting it to reserve.”
Great Basin Gold (GBG) President and Chief Executive Officer Ferdi Dippenaar added, “GBG continues to believe in the great potential of the high-grade gold deposit at Hollister. The sooner an underground drilling program and feasibility study can be completed, the sooner a decision can be made on whether this very prospective property has the potential to become a mine. We hope to make that decision early in 2007.”
Last December, the exploration decline intersected the Gwenivere vein at 2,720 feet from the decline portal. The two initial exposures of the vein returned some very high-grade assays (see News Release, December 12, 2005). The first exposure assayed 3.17 ounces of gold and 28.3 ounces of silver per ton over a true width of 8.2 feet (including a section of 7.47 ounces of gold and 50.0 ounces of silver per ton over 3.3 feet). The second exposure assayed at 0.49 ounce of gold and 7.9 ounces of silver per ton over 15.2 feet (including a section of 0.77 ounce of gold and 9.9 ounces of silver per ton over 8.9 feet). Subsequently, two more vein exposures have been intersected, with assays pending.
GBG had previously announced an Inferred Resource for the three vein systems.
The current Stage 1 underground exploration program at Hollister consists of about 5,600 feet of decline and underground development to access the two vein systems, including associated cross-cuts and diamond drill stations. Mining of approximately 5,000 tons of bulk sample from the different veins within the system is planned, along with an estimated 55,000 feet of diamond drilling from underground locations.
The main modifications to the Earn-in Agreement are as follows:
•	Hecla commits to complete and fund 100% of the remaining Stage 1 earn-in activities by March 31, 2007.

•	Hecla and GBG will fund Stage 2 equally. Hecla will fund GBG’s share of any Stage 2 activities until Hecla delivers the Feasibility Study, at which time GBG will reimburse Hecla for GBG’s Stage 2 expenses. Stage 2 activities are those which consist primarily of the development of the HDB into a mining operation, and lead to Commercial Production.

•	If the decision is made to develop and operate a mine, Hecla must achieve Commercial Production by August 2, 2009, as a condition of earning a 50% working interest in the project.

•	Hecla is entitled to the proceeds of the first 50,000 ounces of gold (or equivalent) up to the actual costs of Stage 1 activities plus 15%, not to exceed $25.07 million, from Pre-production Stage 1 activities, thereafter any Pre-production revenues will be shared 50/50.

•	Hecla and GBG agree to terminate the litigation and execute mutual releases.
Hecla Mining Company, headquartered in Coeur d’Alene, Idaho, mines, processes and explores for silver and gold in the United States, Venezuela and Mexico. A 115-year-old company, Hecla has long been well known in the mining world and financial markets as a quality silver and gold producer. Hecla’s common and preferred shares are traded on the New York Stock Exchange under the symbols HL and HL-PrB.
Great Basin Gold Ltd., headquartered in Vancouver, British Columbia, has two advanced stage gold projects in the world’s best known gold environments — Burnstone Project in the Witwatersrand Basin of South Africa and the Hollister Development Block Project in the Carlin Trend of Nevada, USA. Great Basin Gold trades in the US on the American Stock Exchange under the symbol GBN and in Canada on the Toronto Stock Exchange (TSX) under the symbol GBG.
For additional details, please visit the Company’s website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.
This news release also uses the term ”inferred resources”. Great Basin Gold Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.